As filed with the Securities and Exchange Commission on March 22, 2023.

Registration No. 333-266643

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST EFFECTIVE AMENDMENT NO. 1 TO

FORM F-1

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	3721	Not Applicable
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employers
Incorporation or Organization)	Classification Code Number)	Identification No.)

Vertical Aerospace Ltd.

Unit 1 Camwal Court, Chapel Street,

Bristol, BS2 0UW

United Kingdom

+44 117 457 2094

(I.R.S. Employer Identification No.)

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street,

18th Floor

New York, New York 10168

Tel: (800) 221-0102

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all correspondence to:

Robbie McLaren, Esq.	Sanjay Verma
J. David Stewart, Esq.	Vertical Aerospace Ltd.
Latham & Watkins	Unit 1 Camwal
(London) LLP	Court, Chapel
99 Bishopsgate	Street,
London EC2M 3XF	Bristol, BS2 0UW
United Kingdom	United Kingdom
Tel: (+44) (20) 7710-1000	+44 117 457 2094

Approximate date of commencement of proposed sale to the public:

From time to time after the effectiveness of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

This Post-Effective Amendment No. 1 shall become effective upon filing with the Securities and Exchange
Commission in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 (this “Amendment”) to the Registration Statement on Form F-1 of Vertical Aerospace Ltd. (File No. 333-266643), initially filed on August 8, 2022 and declared effective by the Securities and Exchange Commission on August 18, 2022 (the “Registration Statement”), is being filed as an exhibit-only filing solely to file the consent of PricewaterhouseCoopers LLP with respect to its report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 2 to the financial statements) dated March 22, 2023 relating to the financial statements of Vertical Aerospace Ltd. contained in its Annual Report on Form 20-F and included in its Prospectus Supplement No. 7 dated March 22, 2023 filed pursuant to Rule 424(b)(3), filed herewith as Exhibit 23.1 (the “Consent”). Accordingly, this Amendment consists only of the facing page, this explanatory note, Item 8 of Part II of the Registration Statement, the signature pages to the Registration Statement and the Consent. The prospectus and the balance of Part II of the Registration Statement are unchanged hereby and have been omitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8. Exhibits and Financial Statement Schedules.

(a)	The Exhibit Index is hereby incorporated herein by reference.

All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the Consolidated Financial Statements and related notes thereto.

EXHIBIT INDEX

Exhibit No.	Description
23.1*	Consent of PricewaterhouseCoopers LLP.

* Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this post-effective amendment to the Registration Statement on Form F-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in London, the United Kingdom on this 22nd day of March, 2023.

VERTICAL AEROSPACE LTD.

By:	/s/ Stephen Fitzpatrick
Name: Stephen Fitzpatrick
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Stephen Fitzpatrick	Chief Executive Officer and Director	March 22, 2023
Stephen Fitzpatrick	(Principal Executive Officer)

/s/ John Martin	Chief Financial Officer (Principal Financial	March 22, 2023
John Martin	Officer and Principal Accounting Officer)

/s/ Vincent Casey	Director	March 22, 2023
Vincent Casey

/s/ Dómhnal Slattery	Chairman	March 22, 2023
Dómhnal Slattery

/s/ Kathy Cassidy	Director	March 22, 2023
Kathy Cassidy

/s/ Gur Kimchi	Director	March 22, 2023
Gur Kimchi

/s/ Michael Flewitt	Director	March 22, 2023
Michael Flewitt

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Vertical Aerospace Ltd. has signed this registration statement in the City of New York, State of New York, on March 22, 2023.

COGENCY GLOBAL INC.

By:	/s/ Colleen De Vries
Name: Colleen De Vries
Title: Sr. Vice President on behalf of Cogency Global Inc.

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